UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

PRESS RELEASE FOR ERISA SETTLEMENT

The Royal Dutch / Shell Group of Companies reported today that a settlement has been reached in a class action and related litigation brought against certain Group companies on behalf of employees participating in certain United States employee savings plans that are subject to the Employee Retirement Income Security Act of 1974 (ERISA). The class action, which is pending in United States Federal Court in New Jersey, makes certain ERISA-based claims based upon Shell’s recategorisations of its proved oil and gas reserves.

An order preliminarily approving the proposed settlement has been entered. If the settlement is finally approved by the court, Shell will pay $90 million which – after certain expenses (including court-approved attorneys’ fees) are deducted – will be distributed to eligible participants in the relevant employee savings plans. Shell also has agreed to pay up to $1 million of plaintiffs’ counsel’s out-of-pocket expenses and the costs of providing notice to class members. An allocation plan will be prepared by the lead plaintiffs and approved by the court. In addition, as part of the settlement agreement, Shell has agreed to adopt certain new procedures for monitoring and training individuals appointed to fiduciary positions in savings plans that are subject to ERISA. Of the proposed settlement amount, $25 million is covered by insurance policies. The settlement relates to all ERISA-based claims relating to the reserves recategorisations, but does not relate to or affect pending securities claims.

Beat Hess, Shell’s Legal Director, commented, “Shell believes that this is a good settlement for plan participants and for the companies. We are hopeful that the court will approve the settlement, which represents an important step toward putting litigation relating to the reserves recategorisations behind us.”

The Hague, 12 July 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 12 July 2005